

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

June 28, 2007

via U.S. Mail

Mr. William F. Denson, III, Esq.
Vice President and Secretary
Virginia Holdco, Inc.
c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

> **Re:** **Virginia Holdco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 13, 2007**
> **File No. 333-142060**

Dear Mr. Denson:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note from your response to prior comment number one that "audited financial statements should not be required for Virginia Holdco, Inc;" and that Virginia Holdco, Inc. "has never carried on any business." Based on your representation, please expand your prospectus summary disclosure under the heading The Companies on page one to clarify, if true, that the registrant, Virginia Holdco, Inc., has not commenced operations and has no (or nominal) assets or liabilities. Please also describe in sufficient detail any contingent liabilities and commitments attributable to the registrant.

Background of the Mergers, page 25

2. We note that from time to time over the past several years, representatives of Florida Rock and Vulcan have informally discussed a number of potential transactions between the two companies, including the possible acquisition of Florida Rock by Vulcan. Please disclose the person who initiated these discussions, particularly the one regarding the possible acquisition of Florida Rock by Vulcan. See the Instructions to paragraphs (b) and (c) of Item 1005 of Regulation M-A.

3. We note that Goldman Sachs & Co., financial advisor to Vulcan, provided analyses to Vulcan's management in late October 2006 regarding three hypothetical business combinations, including an acquisition of Florida Rock. Please provide further details regarding this meeting. For instance, describe the three hypothetical business combinations and explain why they were rejected.

Opinion of Florida Rock's Financial Advisor, page 34

4. We note your response to prior comment 10; however, it appears you have not addressed any past or future contemplated material relationships between the advisor and either party. Please revise accordingly. Refer to Item 1015(b)(4) of Regulation M-A.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 79

4. Unaudited Pro Forma Combined Earnings Per share, page 84

5. Please expand your disclosure to reflect the calculation for the fiscal quarter ended March 31, 2007 and reconcile the amounts shown for the fiscal year ended December 31, 2006 with that presented as pro forma shares on page 77.

Signatures

6. Please provide all required signatures. For instance, it appears a Vice President and Secretary has signed the document, but not the Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer or Controller. Please revise accordingly.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Goeken at (202) 551-3721 or, in her absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn
        J. Goeken
        K. Calder
        G. Schuler

        <u>via facsimile</u>
        Thomas A. Roberts, Esq. and Raymond O. Gietz, Esq.
        Weil, Gotshal & Manges LLP
        (212) 310-6717